  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

  SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*†

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31679F 10 1

(CUSIP Number)

Fifth Street Asset Management Inc.

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes Amendment No. 1 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016.

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 154,728
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 154,728

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,728 (see Item 4 and Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) CO

This Schedule 13D/A constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) of Fifth Street Asset Management Inc. (the “Company”) originally filed on February 24, 2016 (the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D. This Amendment No. 1 does not amend any disclosure made in the Original Schedule 13D with respect to any person who joined in such filing, other than the disclosure made therein by Fifth Street Asset Management Inc. Such other persons who joined in the Original Schedule 13D are not parties to the Agreement (as defined below) and, therefore, are not deemed to be members of any “group,” as such term is used in Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder, that may have been formed among Mangrove and the Company. In light of the foregoing, such other persons are not parties to this Amendment No. 1.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following as paragraphs 5, 6 and 7 thereof:

On April 6, 2016, the Company entered into an agreement (the “Agreement”) with The Mangrove Partners Master Fund, Ltd. and Mangrove Partners (collectively, “Mangrove”). Pursuant to the terms of the Agreement, among other matters, Mangrove has agreed to vote all of the shares of common stock of Fifth Street Senior Floating Rate Corp. (“FSFR”) beneficially owned by it on March 2, 2016, the record date for FSFR’s 2016 annual meeting of stockholders, totaling, in the aggregate approximately 932,281 shares of FSFR common stock, in accordance with the recommendations of FSFR’s board of directors as set forth in FSFR’s definitive annual proxy statement on Schedule 14A filed by FSFR with the Securities and Exchange Commission (the “SEC”). The Agreement’s outside termination date is the date on which the Company’s 2017 annual meeting of stockholders concludes.

On the basis of the Agreement, the Company may be deemed to have formed a “group,” as such term is used in Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder, with Mangrove solely with respect to Mangrove voting its FSFR shares at FSFR’s 2016 annual meeting of stockholders in accordance with the terms of the Agreement. The Company believes that the members of such group would have aggregate beneficial ownership of approximately 1,087,009 shares of FSFR common stock (based on information provided to the Company by Mangrove). The Company expressly disclaims beneficial ownership of the approximately 932,281 shares of FSFR common stock beneficially owned by Mangrove. The 2016 annual meeting of FSFR stockholders took place on April 7, 2016, and Mangrove has no further obligations to the Company concerning the shares of FSFR common stock beneficially owned by Mangrove.

The foregoing summary of the Agreement and the transactions contemplated thereby in this Item 4 is qualified in its entirety by reference to the complete text of the Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended by adding the following as paragraph 3 to Item 5(e):

The share numbers set forth above in this Item 5 do not include the approximately 932,281 shares of FSFR common stock that are beneficially owned by Mangrove and which Mangrove has agreed to vote in accordance with the recommendation of the Board of Directors of FSFR at the 2016 annual meeting of stockholders pursuant to the terms of the Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following:

The summary of the Agreement and transactions contemplated thereby in Item 4 is incorporated by reference in its entirety into this Item 6. Such summary is qualified in its entirety by reference to the complete text of the Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is amended by adding the following exhibit:

Exhibit 4 Agreement, dated as of April 6, 2016, by and among Fifth Street Asset Management Inc., The Mangrove Partners Master Fund, Ltd. and Mangrove Partners (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with SEC on April 7, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2016

FIFTH STREET ASSET MANAGEMENT INC.

By: /s/ Leonard M. Tannenbaum

Name: Leonard M. Tannenbaum

Title: Chief Executive Officer